Jaguar Mining Inc.
67 Yonge Street, Suite 1203
Toronto, Ontario, Canada, M5E 1J8
(647) 494–5524

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. John Reynolds

August 4, 2015

Re:	Jaguar Mining Inc.
Request to Withdraw Registration Statement on Form S-1
(File No. 333-197729)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), Jaguar Mining Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form F-1 (File No. 333-197729), together with all exhibits and amendments thereto (the "Registration Statement"), that were originally filed with the Securities and Exchange Commission (the "Commission") on July 30, 2014.  The Registration Statement has not been declared effective.  The Company has elected to withdraw the F-1 Registration Statement because the selling stockholders have elected not to pursue the sale of securities pursuant to the Registration Statement at this time.  None of the Company's securities have been sold under the Registration Statement.  The Company may in the future rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "SafeHarbor" from integration provided by Rule 155.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.

If you have any questions with respect to this request, please contact the undersigned at (647) 494–5524.

Sincerely,
Jaguar Mining Inc.

By:          /s/ Derrick Weyrauch
Name: Derrick Weyrauch
Title: Chief Financial Officer